UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
GlobalSCAPE, Inc.
(Name of Subject Company (Issuer))
Grail Merger Sub, Inc.
(Offeror)
A wholly owned subsidiary of
Help/Systems, LLC
(Parent of Offeror)
(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
1818947
(CUSIP Number of Class of Securities)
Kyle Hofmann
General Counsel
Help/Systems, LLC
6455 City West Parkway
Eden Prairie, MN 55344
Copy to:
John T. Haggerty, Esq.
Lillian Kim, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
(617) 570-1000
CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$184,245,185	$23,915.03
(1)
The calculation assumes the purchase of 18,904,312 outstanding shares (the “Shares”) of common stock, par value $0.001 per share, which includes 121,994 shares of restricted stock, at an offer price of $9.50 per Share. The transaction value also includes 1,466,398 Shares issuable pursuant to outstanding stock option grants with an exercise price of less than $9.50 per Share, which is calculated by (x) multiplying the offer price of $9.50 (less the exercise price per Share attributable to such stock option) by (y) the total number of Shares of common stock issuable upon exercise in full of such stock option. The calculation of the filing fee is based on information provided by GlobalSCAPE, Inc. as of July 28, 2020.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by (i) Grail Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Help/Systems, LLC, a Delaware limited liability company (“Parent” or “HelpSystems”), and (ii) Parent. This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of GlobalSCAPE, Inc., a Delaware corporation (the “Company”), at a price of $9.50 per Share, subject to any required withholding of taxes, net to the seller in cash without interest, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 31, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”
All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1.	Summary Term Sheet.
The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.
Item 2.	Subject Company Information.
(a) Name and Address. The name of the subject company and the issuer of the securities subject to the Offer is GlobalSCAPE, Inc. Its principal executive office is located at 4500 Lockhill Selma Road, Suite 150, San Antonio, TX 78249 and its telephone number is (210) 308-8267.
(b) Securities. This Schedule TO relates to the Shares of the Company. According to the Company, as of July 28, 2020, there were approximately 18,904,312 Shares issued and outstanding, which includes 121,994 shares of Company restricted stock.
(c) Trading Market and Price. The information concerning the principal market in which the Shares are traded and high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in the section of the Offer to Purchase titled “The Tender Offer” and Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase titled “Summary Term Sheet” and Section 8 (“Certain Information Concerning Parent and Merger Sub”) of the Offer to Purchase and Schedule I attached thereto is incorporated herein by reference.
Item 4.	Terms of the Transaction.
(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions and (b) Significant Corporate Events. The information set forth in the Offer to Purchase titled “Summary Term Sheet” and Section 8 (“Certain Information Concerning Parent and Merger Sub”), Section 9 (“Source and Amount of Funds”), Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”), Section 11 (“The Merger Agreement”) and Section 12 (“Purpose of the Offer; Plans for the Company”) of the Offer to Purchase is incorporated herein by reference.
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a) Purposes. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 11 (“The Merger Agreement”) and Section 12 (“Purpose of the Offer; Plans for the Company”) of the Offer to Purchase is incorporated herein by reference.

(c) (1)-(7) Plans. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 9 (“Source and Amount of Funds”), Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”), Section 11 (“The Merger Agreement”), Section 12 (“Purpose of the Offer; Plans for the Company”), Section 13 (“Certain Effects of the Offer”) and Section 14 (“Dividends and Distributions”) of the Offer to Purchase is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 9 (“Source and Amount of Funds”), Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”), Section 11 (“The Merger Agreement”) and Section 17 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
(b) Conditions. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 9 (“Source and Amount of Funds”), Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”), Section 11 (“The Merger Agreement”) and Section 15 (“Certain Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(d) Borrowed Funds. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 8 (“Certain Information Concerning Parent and Merger Sub”), Section 9 (“Source and Amount of Funds”), Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”) and Section 11 (“The Merger Agreement”) of the Offer to Purchase is incorporated herein by reference.
Item 8.	Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Offer to Purchase under Section 8 (“Certain Information Concerning Parent and the Merger Sub”) and Section 12 (“Purpose of the Offer; Plans for the Company”) of the Offer to Purchase and Schedule I attached thereto is incorporated herein by reference.
(b) Securities Transactions. Not applicable.
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 3 (“Procedures for Accepting the Offer and Tendering Shares”), Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”) and Section 17 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
Item 10.	Financial Statements.
(a) Financial Information. Not applicable.
(b) Pro Forma Information. Not applicable.
Item 11.	Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”), Section 11 (“The Merger Agreement”), Section 12 (“Purpose of the Offer; Plans for the Company”), Section 13 (“Certain Effects of the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 31, 2020.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in the New York Times on July 31, 2020.
(a)(5)(A)
Press Release issued by the Company, Parent and Merger Sub on July 20, 2020 (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).

(a)(5)(B)	Robert Alpert email to customers dated July 20, 2020 (incorporated by reference to Schedule 14D-9C of the Company filed with the Securities and Exchange Commission on July 21, 2020).
(a)(5)(C)	Robert Alpert email to partners dated July 20, 2020 (incorporated by reference to Schedule 14D-9C of the Company filed with the Securities and Exchange Commission on July 21, 2020).
(b)(1)
Amended and Restated Debt Commitment Letter, dated as of July 30, 2020, by and among HS Purchaser, LLC, Help/Systems Holdings, Inc., Jefferies Finance LLC, Hudson Post Credit Opportunities Aggregator (2019-2), LLC, Hudson Post Credit Opportunities Aggregator II, LLC, Golub Capital LLC and Ares Management LLC.

(d)(1)
Agreement and Plan of Merger, dated as of July 19, 2020, among the Company, Merger Sub, Parent and, solely with respect to certain sections therein, HS Purchaser, LLC and Help/Systems Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).

(d)(2)
Confidentiality Agreement, dated May 2, 2020, as amended on June 2, 2020, between the Company and Parent (incorporated by reference to Exhibit (e)(13) to Schedule 14D-9 of the Company filed with the Securities and Exchange Commission on July 31, 2020).

(d)(3)	Equity Commitment Letter, dated as of July 19, 2020, from HS Purchaser, LLC and Help/Systems Holdings, Inc. to Parent.
(d)(4)
Limited Guarantee, dated as of July 19, 2020, delivered by HS Midco, Inc. in favor of the Company (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).

(d)(5)
Form of Support Agreement, dated as of July 19, 2020, by and among Parent, Merger Sub and certain Stockholders listed therein (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).

(g)	None.
(h)	None.
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GRAIL MERGER SUB, INC.

By:	/s/ Kyle Hofmann
Name:	Kyle Hofmann
Title:	Secretary

HELP/SYSTEMS, LLC

By:	/s/ Kyle Hofmann
Name:	Kyle Hofmann
Title:	General Counsel
Dated: July 31, 2020

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 31, 2020.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in the New York Times on July 31, 2020.
(a)(5)(A)
Press Release issued by the Company, Parent and Merger Sub on July 20, 2020 (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).

(a)(5)(B)	Robert Alpert email to customers dated July 20, 2020 (incorporated by reference to Schedule 14D-9C of the Company filed with the Securities and Exchange Commission on July 21, 2020).
(a)(5)(C)	Robert Alpert email to partners dated July 20, 2020 (incorporated by reference to Schedule 14D-9C of the Company filed with the Securities and Exchange Commission on July 21, 2020).
(b)(1)
Amended and Restated Debt Commitment Letter, dated as of July 30, 2020, by and among HS Purchaser, LLC, Help/Systems Holdings, Inc., Jefferies Finance LLC, Hudson Post Credit Opportunities Aggregator (2019-2), LLC, Hudson Post Credit Opportunities Aggregator II, LLC, Golub Capital LLC and Ares Management LLC.

(d)(1)
Agreement and Plan of Merger, dated as of July 19, 2020, among the Company, Merger Sub, Parent and, solely with respect to certain sections therein, HS Purchaser, LLC and Help/Systems Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).

(d)(2)
Confidentiality Agreement, dated May 2, 2020, as amended on June 2, 2020, between the Company and Parent (incorporated by reference to Exhibit (e)(13) to Schedule 14D-9 of the Company filed with the Securities and Exchange Commission on July 31, 2020).

(d)(3)	Equity Commitment Letter, dated as of July 19, 2020, from HS Purchaser, LLC and Help/Systems Holdings, Inc. to Parent.
(d)(4)
Limited Guarantee, dated as of July 19, 2020, delivered by HS Midco, Inc. in favor of the Company (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).

(d)(5)
Form of Support Agreement, dated as of July 19, 2020, by and among Parent, Merger Sub and certain Stockholders listed therein (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).

(g)	None.
(h)	None.